Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
August 27, 2010
VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, NE, Mail Stop 4628
Washington, D.C. 20549-3628
Attn: Evan S. Jacobson

Re:	Superior Well Services, Inc.
Schedule 14D-9/A, filed August 24, 2010 (File No. 005-85521)
Dear Mr. Jacobson:
     On behalf of Superior Well Services, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 25, 2010, regarding Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on August 12, 2010 (as amended, the “Schedule 14D-9”). Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. In addition, the Company plans to file the enclosed Amendment No. 2 to the Schedule 14D-9 today with the Commission by electronic submission. Any terms not defined herein shall have the meanings set forth in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person, page 3
1.	Your revised disclosure in response to prior comment 2 still appears to disclaim responsibility for the accuracy or completeness of disclosure in your filing. Although we recognize that as a factual matter, you have not independently verified information provided by Parent, you are still responsible for ensuring that the disclosure in your filing is materially accurate and complete. Please revise to remove the implication that you are not responsible for the disclosure included in the Schedule 14D-9 or any related amendments.

The disclosure appearing on page 4 of the Schedule 14D-9 has been revised in response to the Staff’s comment.

August 27, 2010

Item 4. The Solicitation or Recommendation, page 11
Projected Financial Information Regarding the Company, page 19
2.	We reissue prior comment 5; your revised disclosure appears to be identical to the language address in prior comment 5.

In Amendment No. 1, we revised the disclosure to remove any reference to the Company in response to the Staff’s prior comment 5. None of Parent, Simmons or any of their affiliates participated in preparing the unaudited projected financial information set forth in the table on page 19 of the Schedule 14D-9, which is referenced in the second paragraph under the heading “Projected Financial Information Regarding the Company,” and the Company believes its revision sufficiently removed any suggestion that the Company does not bear any responsibility for such disclosure.
Projected Financial Information Regarding the Company, page 19
     In response to a telephonic conversation that took place on August 26, 2010 between the Staff and certain representatives of Latham & Watkins LLP, our legal counsel, we have also revised the table of unaudited financial information on page 19, as well as the paragraph immediately following such table, in order to respond to the Staff’s oral request that the Schedule 14D-9 be revised to comply with Regulation G’s requirement that non-GAAP financial measures must be accompanied by a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP, as well as a reconciliation of the differences between such non-GAAP financial measures and those measures calculated and presented in accordance with GAAP.
* * *
     If you have any questions or comments regarding this letter or the enclosed Amendment No. 2 to the Schedule 14D-9, please do not hesitate to contact me. In addition, please feel free to contact Brett E. Braden at (713) 546-7412 or Michael E. Dillard at (713) 546-7414, both of Latham & Watkins LLP.

Sincerely, /s/ David E. Wallace David E. Wallace Chief Executive Officer

Enclosure

cc:	Laura W. Doerre - Nabors Corporate Services, Inc.
Brett E. Braden - Latham & Watkins LLP
Michael E. Dillard - Latham & Watkins LLP
Charles J. Conroy - Milbank, Tweed, Hadley & McCloy LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
SUPERIOR WELL SERVICES, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
86837X105
(CUSIP Number of Class of Securities)

David E. Wallace
Chief Executive Officer
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brett E. Braden
Michael E. Dillard
Latham & Watkins LLP
717 Texas Avenue, Suite 1600
Houston, Texas 77002
(713) 546-5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Superior Well Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Diamond Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Nabors Industries Ltd., a Bermuda exempt company, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 12, 2010, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2010, to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”), at a purchase price of $22.12 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 11, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.
Item 2. Identity and Background of Filing Person.
The first paragraph on page 4 is hereby amended and restated as follows:
     “All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and although the Company has not independently verified such information, the Company has no knowledge of the existence or occurrence of any circumstances or events that have not been disclosed by Parent but that may affect the significance, completeness or accuracy of such information.”
Item 4. The Solicitation or Recommendation.
The fourth paragraph on page 15 is hereby amended and restated as follows:
     “On August 2, 2010, Mr. Wallace communicated with members of the Board of Directors and reported on his August 1, 2010 conversation with Mr. Isenberg. Mr. Wallace communicated that there were still several significant issues remaining to be resolved in the merger documents and he doubted Mr. Isenberg would increase the offer price to more than $22.50. Representatives from Latham & Watkins LLP communicated with Mr. Wallace regarding the remaining material issues in the draft merger documents, and Mr. Wallace communicated with members of the Board of Directors regarding the remaining issues. The Board of Directors indicated to Mr. Wallace that he should communicate with Mr. Isenberg, and that Latham & Watkins LLP should communicate with Parent’s legal counsel, regarding the remaining issues.”

The table under the heading “Projected Financial Information Regarding the Company” on page 19 is hereby amended and restated as follows:

(Dollar amounts in millions)	2010E	2011E
Revenue	$689.3	$805.0
Adjusted EBITDA	125.6	180.8
Net income available to holders of Shares	14.6	49.4

Reconciliation of Adjusted EBITDA to Net Income
Net income before dividends on preferred stock	$17.6	$52.5
Income tax expense	10.7	29.5
Interest expense	10.4	4.3
Stock compensation expense	4.9	5.8
Depreciation, amortization and accretion	82.0	88.7

Adjusted EBITDA	$125.6	$180.8
The following sentence is hereby added to the end of the last paragraph under the heading “Projected Financial Information Regarding the Company” on page 19:
     “Included in the above table is a reconciliation of Adjusted EBITDA to net income, its most directly comparable financial measure prepared in accordance with GAAP.”
Item 8. Additional Information.
The following sentence is hereby added to the end of the first paragraph under the heading “Litigation”:
     “For the complete terms of the complaint, holders of the Shares are referred to the complaint, which has been included as Exhibit (a)(4) hereto and is incorporated herein by reference.”
The following paragraph is hereby inserted as the second paragraph under the heading “Litigation”:
     “On August 25, 2010, Stephen Bushansky, a purported stockholder of Superior Well Services, Inc., filed a complaint on behalf of himself and as a putative class action on behalf of the Company’s shareholders, against the Company, each of the Company’s officers and directors, Purchaser and Parent in the United States District Court for the Western District of Pennsylvania under the caption Bushansky v. Superior Well Services, Inc., et al. (Case No. 2:10-CV-01121-CB). The complaint alleges, among other things, that the disclosures contained in the Schedule 14D-9 are false and misleading and contain misrepresentations and omissions of material fact in violation of Section 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that defendants breached their fiduciary duties and violated Sections 14(e) and 20(a) of the Exchange Act by entering into the Merger Agreement and filing the Schedule 14D-9, and that Parent and Purchaser aided and abetted those breaches. The complaint does not state how many Shares are purportedly held by the plaintiff, Stephen Bushansky. The complaint seeks, among other things, a judgment determining that the action brought by the complaint is properly maintainable as a class action, a declaration that the defendants have breached fiduciary duties and violated Section 14(e) of the Exchange Act, an injunction preventing the transactions contemplated by the Merger Agreement, an award of compensatory damages to the plaintiff and other members of the class, and award of the plaintiff’s costs, including attorneys’ and experts’ fees. The Company views the complaint as lacking merit, and intends to defend the case vigorously. For the complete terms of the complaint, holders of the Shares are referred to the complaint, which has been included as Exhibit (a)(5) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(4)	Complaint filed in the Court of Common Pleas of Indiana County, Pennsylvania, captioned Richard A. Napierkowski, Jr. v. David E. Wallace, et al., Case No. 11536-CD-2010.

(a)(5)	Complaint filed in the United States District Court for the Western District of Pennsylvania, captioned Stephen Bushansky v. Superior Well Services, Inc. et al., Case No. 2:10-CV-01121-CB.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SUPERIOR WELL SERVICES, INC.
By:	/s/ David E. Wallace
David E. Wallace
Chief Executive Officer

Dated: August 27, 2010

Exhibit (a)(4)
IN THE COURT OF COMMON PLEAS OF
INDIANA COUNTY, PENNSYLVANIA

RICHARD A. NAPIERKOWSKI, JR., On	)	CIVIL DIVISION
Behalf of Himself and All Others Similarly	)
Situated,	)	Case No. 11536 CD 2010
)
Plaintiff,	)	TYPE OF PLEADING:
)
vs.	)	DIRECT SHAREHOLDER COMPLAINT
	)	FOR BREACH OF FIDUCIARY DUTIES
DAVID E. WALLACE, DAVID E. SNYDER,	)
MARK A. SNYDER, CHARLES C. NEAL,	)	CLASS ACTION COMPLAINT
JOHN A. STALEY, IV, ANTHONY J.	)
MENDICINO, EDWARD J. DIPAOLO,	)	JURY TRIAL DEMANDED
SUPERIOR WELL SERVICES, INC.,	)
NABORS INDUSTRIES LTD., and	)	Counsel of Record for this Party:
DIAMOND ACQUISITION CORP.,	)
	)	Alfred G. Yates Jr., Esquire
Defendants.		Pa. I.D. No. 17419
Gerald L. Rutledge, Esquire
Pa. I.D. No. 62027
LAW OFFICE OF
ALFRED G. YATES JR., PC
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033
Email: yateslaw@aol.com

[additional counsel appear on signature page]
[STAMP]

IN THE COURT OF COMMON PLEAS OF
INDIANA COUNTY, PENNSYLVANIA

RICHARD A. NAPIERKOWSKI, JR., On	)	CIVIL DIVISION
Behalf of Himself and All Others Similarly	)
Situated,	)	TYPE OF PLEADING:
)
Plaintiff,	)	DIRECT SHAREHOLDER
	)	COMPLAINT FOR BREACH OF
vs.	)	FIDUCIARY DUTIES
)
DAVID E. WALLACE, DAVID E. SNYDER,	)	CLASS ACTION COMPLAINT
MARK A. SNYDER, CHARLES C. NEAL,	)
JOHN A. STALEY, IV, ANTHONY J.	)	JURY TRIAL DEMANDED
MENDICINO, EDWARD J. DIPAOLO,	)
SUPERIOR WELL SERVICES, INC.,	)
NABORS INDUSTRIES LTD., and	)
DIAMOND ACQUISITION CORP.,	)
Defendants.	)
NOTICE TO DEFEND
     You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.
     YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, GO TO OR TELEPHON THE OFFICE SET FORTH BELOW. THIS OFFICE CAN PROVIDE YOU WITH INFORMATION ABOUT HIRING A LAWYER.
     IF YOU CANNOT AFFORD TO HIRE A LAWYER, THIS OFFICE MAY BE ABLE TO PROVIDE YOU WITH INFORMATION ABOUT AGENCIES THAT MAY OFFER LEGAL SERVICE TO ELIGIBLE PERSONS AT A REDUCED FEE OR NO FEE.
Court Adminstrator’s Office
825 Philadelphia Street
4th Floor Indiana County Courthouse
Indiana, PA 15701
Telephone: (724) 465-3955

     Plaintiff Richard A. Napierkowski, Jr. (“Plaintiff”), by and through his attorneys, individually and on behalf of all others similarly situated, files this Class Action Complaint (the “Complaint”) against the Defendants herein named, and alleges as follows:
NATURE AND SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by Plaintiff on behalf of the public holders of Superior Well Services, Inc. (“Superior Well” or the “Company”) common stock seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (“Acquisition”) of Superior Well by Bermuda-based Nabors Industries Ltd. (“Nabors”). On August 9, 2010, Superior Well announced that the Company and Nabors had entered into a definitive merger agreement (“Agreement”), pursuant to which Nabors will commence a tender offer to purchase all of the outstanding shares of Superior Well common stock for $22.12 per share in cash. As described herein, the director defendants of Superior Well have breached their fiduciary duties in connection with the Acquisition by, among other things, failing to maximize shareholder value.
     2. This action seeks equitable relief only.
     3. In short, the Acquisition is designed to unlawfully divest Superior Well’s public stockholders of their holdings without providing them the maximized value to which they are entitled. Defendants know that these assets will continue to produce substantial revenue and earnings.
PARTIES
     4. Plaintiff is and has been at all material times a common stock holder of Superior Well. Plaintiff resides in Allegheny County, Pennsylvania.
     5. Defendant Superior Well is a Delaware Corporation with its business address located at 1380 Rt. 286 East, Suite #121 Indiana, Pennsylvania 15701. Superior Well provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-

hole surveying services. Superior Well is publicly traded in the NASDAQ stock exchange under the ticker “SWSI.” As of August 5, 2010, there were over 30 million shares of Superior Well common stock outstanding.
     6. Defendant David E. Wallace (“Wallace”) is and at all material times has been a director of Superior Well. Wallace is Chief Executive Officer and Board Chairman.
     7. Defendant David E. Snyder (“D. Snyder”) is and at all material times has been a director of Superior Well.
     8. Defendant Mark A. Snyder (“M. Snyder”) is and at all material times has been a director of Superior Well.
     9. Defendant Charles C. Neal (“Neal”) is and at all material times has been a director of Superior Well.
     10. Defendant John A. Staley, IV (“Staley”) is and at all material times has been a director of Superior Well.
     11. Defendant Anthony J. Mendicino (“Mendicino”) is and at all material times has been a director of Superior Well.
     12. Defendant Edward J. DiPaolo (“DiPaolo”) is and at all material times has been a director of Superior Well.
     13. Defendant Nabors is a Bermuda corporation. Nabors is a drilling contractor that conducts oil, gas and geothermal land drilling operations in the United States Lower 48 states, Alaska, Canada, South America, Mexico, the Caribbean, the Middle East, the Far East, Russia and Africa.
     14. Defendant Diamond Acquisition Corp. (“Diamond”) is a Delaware Corporation, a wholly-owned subsidiary of Nabors, and a vehicle through which the Defendants seek to effectuate the Acquisition.

     15. Defendants Nabors and Diamond are together referred to as “Nabors.”
     16. Defendants Wallace, D. Snyder, M. Snyder, Neal, Staley, Mendicino and DiPaolo are collectively referred to herein as the “Individual Defendants.”
JURISDICTION AND VENUE
     17. Jurisdiction and venue are proper in this County because the Defendants regularly transact business within this County, because Superior Well has a principal place of business located in this County, or because Defendants have committed torts within this County, or because Defendants have committed torts outside the County causing injury to Plaintiff and other class members in this County. Defendants regularly do or solicit business in this County or should reasonably expect the acts to have consequences in this County.
     18. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     19. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;

          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     20. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Superior Well, are obligated under applicable law to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     21. The Individual Defendants are also obliged to honor their duty of candor to Superior Well shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote their shares.
     22. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Superior Well stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.
     24. This action is properly maintainable as a class action under Chapter 1700, et seq. of the Pennsylvania code.
     25. The Class is so numerous that joinder of all members is impracticable. There are over 30 million shares of Superior Well common stock outstanding that are held by hundreds, if not thousands, of beneficial holders.
     26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;
          (b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Acquisition;
          (c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;
          (d) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

          (e) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and
          (f) whether Superior Well and Nabors are aiding and abetting the wrongful acts of the Individual Defendants.
     27. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.
     28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
SUBSTANTIVE ALLEGATIONS
     The Company’s Meteoric Potential
     32. Superior Well provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company operates in two segments: technical services and fluid logistics. Superior Well’s technical services include technical pumping services, completion, production and rental tool services, and down-hole surveying services. The Company’s fluid logistics services include those services related to the transportation, storage and disposal of fluids that are used in the drilling, development and production of hydrocarbons. Superior Well operates through its 28 service centers located in Pennsylvania, Alabama, Arkansas, Colorado, Kansas, Louisiana, Michigan, Mississippi, North Dakota, Oklahoma, Texas, Utah, Virginia, West Virginia and Wyoming. As of December 31, 2009, Superior Well owned a fleet of 1,614 commercial vehicles, through which it provided technical pumping services.
     33. Superior Well has historically performed well for its shareholders, weathering the recent, global economic recession:
     34. All indications are that Superior Well’s stock value will rise to the levels it reached before the global economic downturn. Indeed, the Company’s Second Quarter Results for Fiscal Year 2010 speak for themselves:
INDIANA, Pa., Aug 09, 2010 /PRNewswire via COMTEX/ — Superior Well Services, Inc. (Nasdaq: SWSI), a provider of wellsite solutions specializing in technical pumping and completion, down-hole surveying and fluid logistic services, today announced net income for the three months ended June 30, 2010 of $6.1 million, or $0.18 per diluted share, compared to a net loss of $37.9 million, or a $1.66 net loss per diluted share, in the same period in 2009.
The 2010 second quarter net income of $6.1 million, or $0.18 per diluted share, compares to a net loss of $8.7 million, or a $0.31 net loss per diluted share, in the previous quarter ended March 31, 2010.
Revenue in the second quarter of 2010 was $176.0 million, a 42.7% increase from the $123.3 million reported in the previous quarter and a 94.5% increase from the $90.5 million reported in the second quarter of 2009. Operating income for the second quarter of 2010 was $13.0 million compared to $10.4 million of operating loss for the previous quarter and $59.2 million of operating loss reported in the second quarter of 2009.
Adjusted EBITDA, a non-GAAP financial measure, totaled $34.3 million in the second quarter of 2010 compared to $10.4 million reported for the previous quarter and ($7.3) million reported in the second quarter of 2009. For our definition of Adjusted EBITDA, please see footnote 1. For a reconciliation of Adjusted EBITDA to net income (loss), please see the non-GAAP financial measure table included in this press release.
Stimulation, cementing, nitrogen, down-hole surveying, completion and fluid logistics services revenue represented 74.7%, 11.3%, 5.9%, 3.6%, 1.3% and 3.2%, respectively, of our total revenue of $176.0 million in the second quarter of 2010. Stimulation revenue increased $38.6 million, or 41.6%, from the $92.8 million reported in the previous quarter. Revenues increased in all of our operating regions. As a percentage of gross revenue, sales discounts decreased by 2.0% in the second quarter of 2010 compared to the previous quarter.
Cost of revenue increased 23.4%, or $28.6 million, for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, cost of revenue decreased by 13.4% to 85.6% for the second quarter of 2010 from 99.0% for the previous quarter due primarily to improved pricing, increased equipment utilization and improved labor utilization.
Selling, general and administrative, or SG&A, expenses increased 5.9% or $0.7 million for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, SG&A expenses decreased by 2.5% to 7.0% for the second quarter of 2010 from 9.5% for the previous quarter primarily due to our ability to spread these costs over a larger revenue base.
For the second quarter of 2010, we made capital expenditures of approximately $4.7 million for maintenance on our existing equipment base and to purchase new and upgrade existing equipment.
At June 30, 2010, we had $104.7 million of working capital, total long-term debt of $140.8 million, with $60.0 million outstanding under our credit facility, and a debt to book capitalization ratio of 30.5%.

On July 16, 2010, we entered into an amendment (the “Third Amendment”) to the credit agreement evidencing our credit facility. The following changes were made to the credit agreement as a result of the Third Amendment:
the total capacity under the credit facility was temporarily increased by $15.0 million to $90.0 million until December 31, 2010;
the financial covenants in the credit agreement were revised such that our required maximum capital expenditures was increased from $6.0 million per quarter to $10 million per quarter commencing in the quarter ending as of June 30, 2010;
the letter of credit sublimit was reduced from, $25.0 million to $12.5 million; and
the financial covenants were revised such that our required, minimum quarterly EBITDA must not be less than: $6.0 million, $7.5 million and $10.0 million for the second, third and fourth quarters of 2010, respectively.
     35. Besides these phenomenal results for the Second Quarter of Fiscal year 2010, analysts estimate that Superior Well will experience nearly a 100% earnings growth rate in fiscal year 2010 and nearly a 300% earnings growth rate in fiscal year 2011.1
     The Acquisition Substantially Undervalues Superior Well Through an Unfair Process
     36. Despite the Company’s meteoric potential, the Defendants entered into the Agreement, which does nothing more than attempt to capitalize on Superior Well’s potential before the Company’s post-recession earnings growth upswing occurs.
     37. The release regarding the Acquisition states:
Nabors Industries Ltd. and Superior Well Services, Inc. Announce Definitive Merger Agreement
Hamilton, Bermuda; Indiana, Pennsylvania , August 9, 2010 /PRNewswire — FirstCall — Nabors Industries Ltd. (Nabors) (NYSE: NBR) and Superior Well Services, Inc. (Superior Well Services) (NASDAQ: SWSI) today announced that they have entered into a definitive merger agreement whereby Nabors will acquire Superior Well Services. The agreement contemplates that Nabors will commence a

[1]	http://moneycentral.msn.com/investor/invsub/analyst/earnest.asp?Page=EarningsGrowthRates&Symbol=SWSI (last visited August 10, 2010).

tender offer for all outstanding shares of Superior Well Services common stock at a price of $22.12 per share in cash in accordance with the merger agreement. The transaction is valued at approximately $900 million.
Gene Isenberg, Nabors’ Chairman and CEO, commented: “For some time now, we have evaluated integrating more service, offerings into our business, particularly internationally. Although we expect this acquisition by itself to be significantly accretive to 2011 results, our major motivator was the opportunity to leverage this well respected franchise into a global force utilizing our extensive international footprint and resources.
“In addition to the upside associated with expanding internationally, we expect to derive significant synergies in North America by integrating pumping services with our drilling and workover offerings. The most readily identifiable economies will be derived from our own Oil and Gas entities, with further benefits dependent upon how quickly we can increase activity across more of our fleet. Superior Well Services’ broad U.S. presence complements that of both our U.S. Land Drilling and Well-servicing operations and augments our expansion into areas such as the Marcellus shale region.
“Superior Well Services possesses one of the newest fleets in the industry with over 430,000 hydraulic fracturing horsepower. This high quality fleet is operated by a very capable, well managed organization that can quickly become a substantial unit of Nabors. This transaction also provides good value to the Superior Well Services stockholders as the offer price represents an attractive premium to the 30-day average closing stock price.”
Superior Well Services’ Chairman and CEO David Wallace said: “We are very pleased to be joining forces with Nabors. This complementary combination of the largest land drilling contractor in the world with a leader in technical pumping will make both organizations stronger and better able to meet our customers’ needs not only in the U.S., but around the world. We believe this transaction will deliver an immediate and significant premium for our shareholders.”
Holders of approximately 34% of Superior Well Services’ outstanding shares of common stock have entered into agreements agreeing to tender their shares. Nabors expects to commence the tender offer promptly and expects the offer to close by the end of the third quarter. Following completion of the tender offer, Nabors will acquire any remaining shares of Superior Well Services through a second-step merger at the same price paid in the tender offer.
Under the terms of the agreement approved by the boards of directors of both companies, the tender offer is conditioned on the tender of at least a majority of Superior Well Services’ shares calculated on a fully diluted basis and other customary closing conditions, including the receipt of regulatory approvals. In addition, the merger agreement requires Superior Well Services to pay Nabors a termination fee of approximately $22.5 million and reimbursable expenses of up to $5 million in the event that the agreement is terminated for certain reasons.

     38. The Agreement is fundamentally unfair to Superior Well’s shareholders.
     39. For example, the Company has agreed not to solicit or look for any other potential opportunities, besides the Acquisition, which unfairly binds and limits the Company’s ability to maximize shareholder value.
     40. Likewise, the termination fee of up to 27.5 million in fees and expenses that the Company would owe Nabors unfairly binds the Company to the Acquisition.
     41. The Agreement provides for a “Top-Up” option to Nabors which allows Nabors to effectuate a short-form merger by purchasing shares “of Common Stock equal to the number of shares that, when added to the number of shares of Common Stock already owned by Nabors and Merger Sub immediately following consummation of the Offer, would equal one share more than 90% of the shares of Common Stock then outstanding on a fully diluted basis.”
     42. In short, the Acquisition is unlawfully designed to deprive Superior Well stockholders of their true value in their holding through a fundamentally unfair process.
     43. Plaintiff and the class have no adequate remedy at law and are being irreparably injured by the fundamentally unfair process.
CAUSES OF ACTION
COUNT I
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     44. Plaintiff repeats and realleges each allegation set forth herein.
     45. Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Superior Well and have acted to put the interests of Nabors ahead of the interests of Superior Well’s shareholders.
     46. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Superior Well.
     47. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Superior Well because, among other reasons, they failed to:
     •      fully inform themselves of the market value of Superior Well before entering into the Agreement;
     •      act in the best interests of the public shareholders of Superior Well common stock;
     •      maximize shareholder value;
     •      obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and
     •      act in accordance with their fundamental duties of good faith, due care and loyalty.
     48. By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     49. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.
     50. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.
     51. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
     52. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
COUNT II
Aiding & Abetting the Individual Defendants’ Breach of Fiduciary Duty
(Against Defendants Superior Well and Nabors)
     53. Plaintiff repeats and realleges each allegation set forth herein.
     54. Defendants Superior Well and Nabors are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Superior Well.
     55. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Superior Well shareholders by failing to:
     •     fully inform themselves of the market value of Superior Well before entering into the Agreement;
     •     act in the best interests of the public shareholders of Superior Well common stock;
     •     maximize shareholder value;
     •     obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

     •     act in accordance with their fundamental duties of good faith, due care and loyalty.
     56. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Superior Well and Nabors, which, therefore, aided and abetted such breaches via entering into the Agreement with Nabors.
     57. Defendants Superior Well and Nabors had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Superior Well shareholders.
     58. Defendants Superior Well and Nabors rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Superior Well shareholders.
     59. As a result of Superior Well and Nabors’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.
     60. As a result of the unlawful actions of Defendants Superior Well and Nabors, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Superior Well’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Superior Well and Nabors are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     61. Plaintiff and the other members of the Class have no adequate remedy at law.
     62. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Superior Well and Nabors. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;
     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Superior Well’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;
     E. Rescinding, to the extent already implemented, the Agreement or any of the terms thereof;
     F.  Implementation of a constructive trust, in favor of Plaintiff, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMAND
     The Plaintiff hereby demands trial by jury on all issues so triable.
NO JURISDICTION OF THE BOARD OF ARBITRATORS
     The amount in controversy is in excess of the jurisdiction of the Board of Arbitrators.

DATED: August 10, 2010	LAW OFFICE OF ALFRED G. YATES, JR., PC

/s/ Alfred G. Yates
Alfred G. Yates, Jr. (Pa. I.D. # 17419) Gerald L. Rutledge (Pa. I.D. # 62027)
429 Forbes Avenue
519 Allegheny Building Pittsburgh, PA 15219
Telephone: (412) 391-5164 Facsimile: (412) 471-1033
Email: yateslaw@aol.com

Attorneys for Plaintiff
Of Counsel:
ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
CULLIN A. O’BRIEN
120 E. Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)
RANDALL BARON
DAVID WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Exhibit (a)(5)
IN THE UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

STEPHEN BUSHANSKY, On Behalf of	)
Himself and All Other Similarly Situated	)
Shareholders of Superior Well Services,	)
Inc.,	)
	)	Civil Action No.
Plaintiff,	)
)
v.	)
	)	CLASS ACTION COMPLAINT
SUPERIOR WELL SERVICES, INC.,	)
DAVID E. WALLACE, ANTHONY J.	)
MENDICINO, MARK A. SNYDER, JOHN	)
A. STALEY, IV, DAVID E. SNYDER,	)
EDWARD J. DIPAOLO, CHARLES C.	)	JURY TRIAL DEMANDED
NEAL, JACOB B. LINABERGER, RHYS	)
R. REESE, THOMAS W. STOELK,	)
DANIEL ARNOLD, MICHAEL J.	)
SEYMAN, DIAMOND ACQUISITION	)
CORP. and NABORS INDUSTRIES LTD.,	)
)
Defendants.	)

     Plaintiff alleges, based upon the investigation made by and through his attorneys, the following:
NATURE OF THE ACTION
     1. Plaintiff brings this class action on behalf of himself and all other public stockholders of defendant Superior Well Services, Inc. (“Superior” or the “Company”), who have been damaged by the violations of federal law, and breaches of fiduciary duties owed to them by the members of the Superior Board of Directors and certain officers of the Company (the “Individual Defendants”) identified below and by the aiding and abetting thereof by Nabors Industries, Ltd. (“Nabors”) and Diamond Acquisition Corp. (“Diamond”) with respect to the breach of fiduciary duty claims.

     2. On August 6, 2010, Superior, Nabors and Diamond (a wholly-owned subsidiary of Nabors) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which Nabors will cause Diamond to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Superior at $22.12 per share. The Offer was commenced on or about August 11, 2010. In connection with the proposed transaction the Individual Defendants filed a materially false and misleading Schedule 14D-9 (described below) recommending that the public shareholders of Superior tender their shares in the offer, in breach of the Individual Defendants’ fiduciary duties to the Company’s shareholders both with respect to price and process, and will benefit certain Superior insiders to the detriment of Plaintiff and the Class.
THE PARTIES
     3. Plaintiff Stephen Bushansky is a resident of New York and is, and was, at all times relevant hereto, a holder of Superior common stock.
     4. Defendant Superior is a Delaware company with principal executive offices at 1380 Rt. 286 East, Suite 121, Indiana, Pennsylvania 15701. Superior is the parent holding company for an oilfield services business operating under the Superior Well Services name since 1997. It provides a wide range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company’s operations have expanded from two service centers in the Appalachian region to 28 service centers providing coverage across 38 states, and its customer base has grown from 89 customers in 1999 to over 1,200 customers today. The majority of its customers are regional, independent oil and natural gas companies. At all relevant times, the Company’s shares traded on the NASDAQ stock exchange under the symbol “SWSI.”

     5. Defendant David E. Wallace (“Wallace”) is Chairman of the Board of Directors and Chief Executive Officer of the Company. Pursuant to the Merger Agreement, Wallace will be entitled to receive certain benefits set forth below.
     6. Defendant Anthony J. Mendicino (“Mendicino”) is a member of the Board of Directors, Chairman of the Audit Committee, and a member of the Compensation Committee and Nominating and Corporate Governance Committee.
     7. Defendant Mark A. Snyder (“M. Snyder”) is a member of the Board of Directors.
     8. Defendant John A. Staley, IV (“Staley”) is a member of the Board of Directors, Chairman of the Compensation Committee, and a member of the Audit Committee, Nominating Committee and Corporate Governance Committee.
     9. Defendant David E. Snyder (“D. Snyder”) is a member of the Board of Directors.
     10. Defendant Edward J. DiPaolo (“DiPaolo”) is a member of the Board of Directors, the Audit Committee, and Nominating and Corporate Governance Committees, and participated in negotiations in connection with.
     11. Defendant Charles C. Neal (“Neal”) is a member of the Board of Directors, Chairman of the Nominating and Corporate Governance Committee and a member of the Auditing and Compensation Committees.
     12. Defendant Jacob B. Linaberger (“Linaberger”) is President of the Company and participated in negotiations in connection with the Merger Agreement. Pursuant to the Merger Agreement, Linaberger will be entitled to receive certain benefits set forth below.
     13. Defendant Rhys R. Reese (“Reese”) is the Executive Vice President, Chief Operating Officer and Secretary of the Company. Pursuant to the Merger Agreement, Reese will be entitled to receive certain benefits set forth below.

     14. Defendant Thomas W. Stoelk (“Stoelk”) is Vice President and Chief Financial Officer and participated in negotiations in connection with the Merger Agreement. Pursuant to the Merger Agreement, Stoelk will be entitled to receive certain benefits set forth below.
     15. Defendant Daniel Arnold (“Arnold”) is Vice President of Sales and Marketing. Pursuant to the Merger Agreement, Arnold will be entitled to receive certain benefits set forth below.
     16. Defendant Michael J. Seyman (“Seyman”) is Vice President of Operations. Pursuant to the Merger Agreement, Seyman will be entitled to receive certain benefits set forth below.
     17. The Defendants identified in paragraphs 5 — 16 are collectively referred to herein as the “Individual Defendants.” They have agreed to tender all of their Superior shares pursuant to the Merger Agreement and to recommend to the Company’s shareholders to do so, as well.
     18. Defendant Nabors is a Bermuda corporation headquartered at Mintflower Place, 8 Par-La-Ville Road, Hamilton, HM08, Bermuda. Defendant Diamond is a wholly-owned subsidiary of Nabors. Nabors maintains an agent to receive notices and communications on behalf of filing persons at Nabors Corporate Services, Inc., 515 West Greens Rd., Suite 1200, Houston, Texas. Nabors is the largest land drilling contractor in the world.
     19. On or about August 12, 2010, the Individual Defendants caused the Company to file with the Securities & Exchange Commission a Schedule 14D-9 (the “14D-9”) containing false and misleading misrepresentation and omissions, as set forth below in violation of Section 14(e) of the Securities Exchange Act.
     20. Each of the Individual Defendants is liable as direct or indirect participants in the wrongs complained of. These defendants, because of their positions of control and authority as participants, officers and/or directors of the Company, were able to and did, directly or indirectly, control the actions of the Company in connection with the disclosure violations set forth herein, or participated in the preparation, approval and filing of Superior’s materially misleading 14D-9 and its dissemination.
     21. Each of the Individual Defendants owes Superior’s shareholders the highest duty of loyalty, honesty and care in conducting its affairs in a lawful manner. Each of the Individual Defendants breached his fiduciary duties to Superior’s shareholders by causing or participating in wrongful acts described herein.
     22. Each of the Individual Defendants, by reason of his management position and/or membership on Superior’s Board of Directors, is a controlling person of Superior and has the power and influence, and exercised the same, to cause Superior to engage in the wrongful practices complained of herein.
     23. By reason of the positions which they occupy, the Individual Defendants are in possession of information concerning the financial condition and prospects of the Company, and especially the true value of the Company and its assets which they have not disclosed to Superior’s public stockholders.
     24. In addition, as a result of the wrongful conduct complained of herein, the Individual Defendants have and continue to breach their fiduciary duties of candor, care, loyalty, good faith and fair dealing.
JURISDICTION AND VENUE
     25. This Court has jurisdiction over the subject matter of this action pursuant to:
          (a) Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78aa, 28 U.S.C. §§ 1331 and 1337, in that defendants have committed unlawful acts in violation of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and have done so by the use of the means of interstate commerce and the mails;
          (b) 28 U.S.C. § 1332, because there is complete diversity of citizenship between the plaintiff and defendants as to the state law claims for breach of fiduciary duties and the amount in controversy, inclusive of punitive damages and attorneys’ fees, sought in this action exceeds $75,000, exclusive of interest and costs; and
          (c) 28 U.S.C. §1367, under principles of supplemental jurisdiction.
     26. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.
     27. Venue is proper in this district pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1391(b) and (c). Superior maintains its principal executive offices in this district, as described below.
CLASS ACTION ALLEGATIONS
     28. Plaintiff brings this action on behalf of himself and all other shareholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions.
     29. This action is properly maintainable as a class action for the following reasons:
          (a) The Class is so numerous that joinder of all members is impracticable. As of August 6, 2010, there were approximately 31 million shares issued and outstanding of Superior common stock. Upon information and belief, Superior common stock is owned by hundreds or thousands of shareholders of record nationwide.

          (b) Plaintiff is committed to prosecuting this action and has retained competent counsel, experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
          (c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impede their ability to protect their interests.
          (d) To the extent Defendants take further steps to effectuate the proposed transaction, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable to the Class.
     30. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
          (a) whether Defendants participated in and/or pursued the course of conduct complained of herein by filing and publishing the 14D-9 containing statements that, at the time and under the circumstances which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading;

          (b) whether Defendants violated Section 14(e) of the Securities Exchange Act by engaging in the acts and course of conduct described herein;
          (c) whether the Defendants acted knowingly or recklessly in disseminating the14D-9 which omitted to disclose material facts concerning Superior;
          (d) Whether the Individual Defendants breached their fiduciary duties of due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;
          (e) Whether the process implemented and set forth by the Defendants for the proposed transaction, including but not limited to, the Merger Agreement, the Tender Offer, the negotiations concerning the Merger Agreement and the Tender Offer, and the shareholder approval process provided for through the proposed transaction, is entirely fair to the members of the Class;
          (f) Whether the Top-Up Option (described below) in the Merger Agreement constitutes a coercive device to assure the consummation of the proposed transaction against the interests of Plaintiff and other members of the Class;
          (g) Whether Nabors and Diamond aided and abetted the Individual Defendants’ breaches of fiduciary duties of candor, due care, good faith, and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein; and
          (h) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the proposed transaction as a result of the wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS
     31. On August 6, 2010, Superior, Nabors and Diamond entered into the Merger Agreement under which Nabors (through Diamond) will acquire all of Superior for $22.12 in cash per share. The Merger Agreement was described, in part, in a Form 8-K filed with the Securities and Exchange Commission on or about August 6, 2010 as follows:
On August 6, 2010, Superior . . ., Nabors . . . and Diamond . . . entered into a definitive Agreement and Plan of Merger . . . . Pursuant to the Merger Agreement, . . .. [Nabors] will cause [Diamond] to, and [Diamond] will, commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $22.12 for each Share in cash without interest (the “Offer Price”).
The Merger Agreement provides that the Offer will commence within ten business days of the date of the Merger Agreement. The Offer will remain open for at least 20 business days, subject to possible extension in accordance with the terms set forth in the Merger Agreement. The Offer is subject to the satisfaction or waiver of a number of customary conditions set forth in the Merger Agreement, including that there shall have been validly tendered and not validly withdrawn prior to the expiration of the Offer, when added to the number of Shares owned by Parent or Purchaser, a majority of the Shares then outstanding...
Pursuant to the Merger Agreement, after consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, [Diamond] shall merge with and into the Company (the “merger”), with the Company surviving as a wholly-owned subsidiary of [Nabors]. . . . If [Diamond] holds 90% or more of the outstanding Shares immediately prior to the Merger, it may effect the Merger without a meeting of the Company’s shareholders . . . . Pursuant to the Merger Agreement, the Company granted [Diamond] an irrevocable option (the “Top-Up Option”), to purchase the aggregate number of newly-issued Shares that, when added to the number of Shares owned by [Nabors] and [Diamond] at the time of such exercise, constitutes one share more than ninety percent (90%) of the Shares outstanding immediately after such exercise. The number of Shares subject to the Top-Up Option is limited to the aggregate number Shares held as authorized but unissued Shares at the time of exercise, and the Top-Up Option cannot be exercised if the issuance of Shares requires approval of the Company’s stockholders or is prohibited by law. The per share exercise price of the Top-Up Option is equal to the Offer Price. The Top-Up Option will terminate concurrently with the termination of the Merger Agreement.

Subject to certain limited exceptions in the Merger Agreement, the Company has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company’s board of directors. The Merger Agreement also contains customary termination provisions for the Company and [Nabors] and provides that, in connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to pay [Nabors] a termination fee equal to $22,500,000 and to reimburse transaction expenses incurred by [Nabors] and [Diamond] up to $5,000,000.
THE FALSE AND MISLEADING 14D-9
     32. On or about August 12, 2010, the Individual Defendants filed the 14D-9 reporting that they had agreed to tender their shares in the Offer and recommending that all other Superior shareholders do likewise. The 14D-9 is false and misleading and contains the following misrepresentations and omissions of material fact:
          (a) The 14D-9 misleadingly states, in part, “if the Merger is completed, stockholders who have neither voted in favor of the Merger nor consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the Delaware General Corporations Law ( “DGCL”) and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash .” It fails to disclose the risk to the value of the shares of the non-tendering shareholders from the Top-Up Option in an appraisal proceeding, as set forth below at 37. As a result, it fails to disclose the coerciveness of the Top-Up Option and that the appraisal rights are not, in fact, adequate or sufficient.
          (b) The 14D-9 fails to disclose whether the Company could remain profitable or to what degree it could remain profitable as an independent, on-going corporation, absent entering into the proposed transaction. In fact, as set forth herein at 44-46, Superior has been profitable and has already begun to realize its huge potential to increase its profitability in the future.
          (c) The 14D-9 purports to rely upon the letter (the “Fairness Opinion Letter”) dated August 6, 2010, to the Superior Board of Directors from Simmons & Company International (“Simmons”), the advisor to the Company’s Board which analyzed and issued an opinion on the fairness of the proposed transaction. The 14D-9, however, fails to disclose that the Fairness Opinion Letter is fundamentally flawed as a result of the compensation to be paid to Simmons in analyzing the transaction and issuing the Fairness Opinion Letter. In fact, Simmons stands to receive greater compensation if the proposed transaction is consummated than if it is not, and has acted as financial advisor to the Company in the past.
          (d) The 14D-9 states that the $22 million termination fee is reasonable but fails to disclose the basis for such representation. In fact, the termination fee is excessive and is designed to and will prevent other bonafide offers from being made or accepted.
          (e) The 14D-9, in describing the history of the Tender Offer states that in July of 2009, the Company received “two proposals containing preliminary pricing terms [that] value the Company at between $440 million and $531 million (including debt and assumed liabilities), or between $7.18 and $11.00 per Share.” By so stating, the 14D-9 misleadingly leads the public shareholders of the Company into believing that the only two other offers received were at prices well below the price for the shares in the proposed transaction. Those two offers, however, were received in the summer of 2009, a full year before the proposed transaction, at a time when the market prices of Superior stock and the stock market in general were severely depressed. The 14D-9 fails to disclose whether or not there was subsequent communication between these two potential offerors and the Company (and if not, the reason therefore), to determine further interest in acquiring Superior at a higher price currently, a year later.
          (f) The 14D-9 fails to disclose that the Company favored Nabors by granting it greater access to information than it granted to previous potential offerors.
          (g) The 14D-9 fails to disclose the identities of any of the other potential offerors, thus making it impossible for the stock holders to determine whether a different offeror might make a more suitable combination for the Company.
CLASS PLAINTIFF’S CLAIMS PURSUANT TO SUPPLEMENTAL JURISDICTION
     33. The provisions of the Merger Agreement are onerous, preclusive, and coercive deal protection devices that operate to ensure that no competing offers will emerge for Superior and that ensure that Nabors will be able to acquire the Company with no meaningful resistance from the Company’s shareholders — other than litigation. The terms of the Merger Agreement are unfair both with respect to price and process and are designed to benefit the Individual Defendants to the detriment of Plaintiff and the Class.
     34. Section 6.5 of the Merger Agreement contains a restrictive no-shop provision on the Company’s ability to solicit alternative takeover proposals from third parties and to engage in discussions with third parties regarding takeover proposals.
     35. For example, the Top-Up Option ensures that if Nabors does not receive ninety percent of the shares of the Company’s stock in the proposed transaction:
the Company will grant Nabors and/or Diamond an irrevocable option to purchase that number of shares of Company Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by [Diamond] at the time of such exercise, shall constitute one share of Company Common Stock more than ninety percent (90%) of the number of shares of Company Common Stock entitled to vote on the Merger after the issuance of the Top-Up Shares, calculated on a fully-diluted basis, or, at Parent’s election, on a primary basis, at an exercise price per Top-Up Share equal to the Offer Price. (Emphasis added)
     36. The Top-Up Option makes virtually irrelevant a shareholder’s decision not to tender his shares because, in any event, pursuant to the Top-Up Option, Nabors will wind up with 90% of Superior’s outstanding common stock, after which Nabors intends, and will be able, to carry out a short form merger without going to the remaining shareholders for a vote. Accordingly, the Top-Up Option virtually assures the completion of the Merger and unfairly coerces the Plaintiff and the members of the Class to accept the unfair Offer, as is.
     37. In addition, the Top-Up Option is coercive since when exercised it will cause considerable dilution of non-tendering shareholders’ stock. In an appraisal, the Court will likely take this dilution into account and reduce the appraisal value of the non-tendered shares. Accordingly, Plaintiff and the members of the Class are being forced to accept the unfair Offer price of $22.12 per share rather than risk damage to the value of their shares at appraisal. Defendants have failed to disclose to the Plaintiff and the Class this danger to appraisal rights as a result of the Top-Up Option.
     38. In their role as directors and/or officers of Superior, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Superior’s net worth as a merger/acquisition candidate; (b) act independently to protect the interests of the Company’s public shareholders; (c) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Superior’s public shareholders; and (d) actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Superior.

     39. The Individual Defendants breached their fiduciary duties because they, inter alia, entered into the proposed transaction at an inadequate price. Each of the Individual Defendants will receive benefits from the proposed transaction not available to Plaintiff and the Members of the Class in that each has been granted certain restricted stock awards. The 14D-9 states:
Under the Merger Agreement, the Company agreed to cause each of the outstanding Shares awarded pursuant to a restricted stock award to become fully vested and nonforfeitable immediately prior to the Acceptance Time and, if tendered by the holder of such Shares for purchase pursuant to the Offer and purchased by Purchaser, then such holder will be entitled to receive the Offer Price for each such Share.
As a result, each of the Individual Defendants will be entitled immediately to receive in respect of his outstanding restricted stock awards at the completion of the Offer, the following amounts:

		Consideration Payable in
	Unvested Shares Outstanding	Respect of Shares that Have
	as of August 6, 2010	Not Vested
Name	(#)	($)
David E. Wallace	32,950	$728,854
Jacob B. Linaberger	23,300	$515,396
Rhys R. Reese	23,300	$515,396
Daniel Arnold	18,450	$408,114
Thomas W. Stoelk	21,300	$471,156
Michael J. Seyman	15,700	$347,284
Edward J. DiPaolo	13,550	$299,726
Anthony J. Mendicino	12,050	$266,546
Charles C. Neal	12,050	$266,546
David E. Snyder	12,050	$266,546
Mark A. Snyder	12,050	$266,546
John A. Staley, IV	12,050	$266,546

     40. The proposed transaction also offers some of them further financial benefits not offered to the Plaintiff and the Class. Each of Defendants Wallace, Linaberger and Reese will be entitled to receive, among other things, a lump sum cash payment equal to two times his annual compensation (including both base salary and annual bonus); and each of Defendants Stoelk, Arnold and Seyman will be entitled to receive, among other things, a lump sum cash payment equal to his annual base salary. Such payments amount to over three million dollars, as set forth below:
Payouts Upon Termination Following The Completion Of The Offer

		Involuntary
		Termination
		After Change
		of
Name	Benefit	Control (1)(2)
David E. Wallace	Salary	$1,020,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$1,059,482

Jacob B. Linaberger	Salary	$720,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$759,482

Rhys R. Reese	Salary	$640,000
	Medical and Dental Continuation Coverage	$39,482
	Total	$679,482

Thomas W. Stoelk	Salary	$240,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$248,844

		Involuntary
		Termination
		After Change
		of
Name	Benefit	Control (1)(2)
Daniel Arnold	Salary	$222,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$230,844

Michael Seyman	Salary	$208,000
	Medical and Dental Continuation Coverage	$8,844
	Total	$216,844

     41. The terms of the merger agreement were not negotiated or voted upon by any independent and disinterested members of the Board of Directors of Superior because all of the directors of the Company are interested in the transaction as set forth above at 39-40, and acted in the own selfish interests or at the behest of those with self-interest. Thus, none of the directors are independent.
     42. The benefits to the Individual Defendants described herein were not offered to Superior’s public stockholders in connection with the merger, and induced the directors to agree to the terms of the merger.
     43. The failure of the Individual Defendants to secure an adequate price and their betrayal of the interests of the Company’s public shareholders is apparent from the $22.12 per share consideration to which the Individual Defendants agreed. This proposed consideration is inadequate and unfair to Plaintiff and the Class because, in reality, it offers a small premium, does not reflect the Company’s potential growth value, and deprives Plaintiff and the Class of the true and full value of their shares.
     44. The consideration to be paid to Plaintiff and the Class in the proposed transaction is also unfair and grossly inadequate because, among other things, the intrinsic value of Superior is materially in excess of the amount offered in the proposed transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets. For example, according to the Schedule TO filed with the SEC by Nabors on or about August 10, 2010, the acquisition of Superior will be immediately accretive to Nabors’ earnings “regardless of synergies.” Among other things, Nabors will benefit because of Superior’s “fleet” being “one of the youngest” in the industry, Superior’s “technology leadership,” and the fact that Superior’s diluted earnings per share will grow from a loss of $0.45 in 2010 to a gain of $0.49 in 2011, according to First Call Mean Estimates.
     45. In fact, according to Superior’s own filings with the SEC, Superior provides a range of wellsite solutions to oil and natural gas companies, primarily technical pumping services and down-hole surveying services. The Company operates in two segments: technical services and fluid logistics. Superior’s technical services include technical pumping services, completion, production and rental toll services, and down-hole surveying services. The Company’s fluid logistics services include those services related to the transportation, storage and disposal of fluids that are used in the drilling, development and production of hydrocarbons. Superior operates through its 28 service centers located in Pennsylvania, Alabama, Arkansas, Colorado, Kansas, Louisiana, Michigan, Mississippi, North Dakota, Oklahoma, Texas, Utah, Virginia, West Virginia and Wyoming. As of December 31, 2009, Superior owned a fleet of 1,614 commercial vehicles, through which it provided technical pumping services.
     46. Superior’s stock value will likely rise if allowed to remain an independent going concern. The Company’s Second Quarter Results for Fiscal Year 2010 were presented in a PR Newswire issued by Superior on August 9, 2010:
INDIANA, Pa., Aug 09, 2010 /PRNewswire via COMTEX/ — Superior Well Services, Inc. (Nasdaq: SWSI), a provider of wellsite solutions specializing in technical pumping and completion, down-hole surveying and fluid logistic services, today announced net income for the three months ended June 30, 2010 of $6.1 million, or $0.18 per diluted share, compared to a net loss of $37.9 million, or a $1.66 net loss per diluted share, in the same period in 2009.
The 2010 second quarter net income of $6.1 million, or $0.18 per diluted share, compares to a net loss of $8.7 million, or a $0.31 net loss per diluted share, in the previous quarter ended March 31, 2010.
Revenue in the second quarter of 2010 was $176.0 million, a 42.7% increase from the $123.3 million reported in the previous quarter and a 94.5% increase from the $90.5 million reported in the second quarter of 2009. Operating income for the second quarter of 2010 was $13.0 million compared to $10.4 million of operating loss for the previous quarter and $59.2 million of operating loss reported in the second quarter of 2009.
Adjusted EBITDA, a non-GAAP financial measure, totaled $34.3 million in the second quarter of 2010 compared to $10.4 million reported for the previous quarter and ($7.3) million reported in the second quarter of 2009.
Stimulation, cementing, nitrogen, down-hole surveying, completion and fluid logistics services revenue represented 74.7%, 11.3%, 5.9%, 3.6%, 1.3% and 3.2%, respectively, of our total revenue of $176.0 million in the second quarter of 2010. Stimulation revenue increased $38.6 million, or 41.6%, from the $92.8 million reported in the previous quarter. Revenues increased in all of our operating regions. As a percentage of gross revenue, sales discounts decreased by 2.0% in the second quarter of 2010 compared to the previous quarter.
Cost of revenue increased 23.4%, or $28.6 million, for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, cost of revenue decreased by 13.4% to 85.6% for the second quarter of 2010 from 99.0% for the previous quarter due primarily to improved pricing, increased equipment utilization and improved labor utilization.
Selling, general and administrative, or SG&A, expenses increased 5.9% or $0.7 million for the second quarter of 2010 compared to the previous quarter. As a percentage of net revenue, SG&A expenses decreased by 2.5% to 7.0% for the second quarter of 2010 from 9.5% for the previous quarter primarily due to our ability to spread these costs over a larger revenue base.
For the second quarter of 2010, we made capital expenditures of approximately $4.7 million for maintenance on our existing equipment base and to purchase new and upgrade existing equipment.

At June 30, 2010, we had $104.7 million of working capital, total long-term debt of $140.8 million, with $60.0 million outstanding under our credit facility, and a debt to book capitalization ratio of 30.5%.
On July 16, 2010, we entered into an amendment (the “Third Amendment”) to the credit agreement evidencing our credit facility. The following changes were made to the credit agreement as a result of the Third Amendment:
the total capacity under the credit facility was temporarily increased by $15.0 million to $90.0 million until December 31, 2010;
the financial covenants in the credit agreement were revised such that our required maximum capital expenditures was increased from $6.0 million per quarter to $10 million per quarter commencing in the quarter ending as of June 30, 2010;
the letter of credit sublimit was reduced from $25.0 million to $12.5 million; and the financial covenants were revised such that our required minimum quarterly EBITDA must not be less than: $6.0 million, $7.5 million and $10.0 million for the second, third and fourth quarters of 2010, respectively. (Emphasis added)
     47. Analysts estimate that Superior will experience nearly 100% earnings growth rate in fiscal year 2010 and early a 300% earnings growth rate in fiscal year 2011.1
     48. The Individual Defendants agreed to a no-shop provision that restricts the Company’s ability to get better offers.
     49. Defendants failed to obtain an opinion from Simmons, or from anyone else, as to the appropriateness or fairness to the Public Shareholders of remaining an independent, going concern as opposed to being acquired.
     50. The proposed transaction will deny Plaintiff and the Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable

[1]	http://moneycentral.msn.com/investor/invsub/analyst/earnest.asp?Page=Earnings GrowthRates&Symbol=SWSI (last visited August 10, 2010).

business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
COUNT I
For Violations of the Exchange Act
Against the Individual Defendants
     51. Plaintiff repeats and realleges each and every allegation contained in the preceding paragraphs as if fully set forth herein.
     52. Individually and in concert, the defendants have engaged in a course of conduct pursuant to which they made solicitations by means of the 14D-9 containing statements that, in violation of Section 14(e) of the Exchange Act, at the time and in the circumstances under which they were made, omitted to state material facts necessary in order to make the statements therein not false or misleading.
     53. By reason of the foregoing, the defendants have violated Section 14(e) of the Exchange Act.
     54. The Defendants’ conduct has injured and will injure Plaintiff and the other shareholders of Superior, for which they have no adequate remedy at law.
COUNT II
For Violations of § 20(a) of the Exchange Act
Against Individual Defendants
     55. Plaintiff incorporates by reference the prior allegations set forth above as if fully set forth herein.
     56. The Individual Defendants were each controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. Specifically, each of the Individual Defendants had the power and authority to cause the Company to engage in the wrongful conduct complained of herein by reason of the fact that, as directors and/or officers of the Company, each participated in the day to day affairs of the Company in connection with the events leading to the proposed transaction and the subsequent filing of the 14D-9, in violation of Section 14(e) of the Exchange Act, including hiring professionals to assist in the process leading up to the merger, negotiating among themselves and with Nabors and its representatives concerning the terms of the merger, supplying information for inclusion in the 14D-9, reviewed drafts of the 14D-9, and making comments and corrections on the 14D-9.
     57. As controlling persons of Superior, the Individual Defendants are liable to Plaintiff and the Class for the violations complained of herein.
COUNT III
Claim for Breach of Fiduciary Duties
Against the Individual Defendants
     58. Plaintiff repeats and realleges each and every allegation set forth herein.
     59. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Superior, and have acted to put their personal interests ahead of the interests of Superior shareholders or acquiesced in those actions by fellow Individual Defendants. The Individual Defendants have failed to take adequate measures to ensure that the interests of Superior’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Nabors with an unfair advantage by effectively excluding other alternative proposals.
     60. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Superior investment. Plaintiff and other

Members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted. These acts include, inter alia, agreeing to the Top-Up Option and the $22 million Termination Fee and $5 million in reimbursement of expenses, as well as the restrictive no-shop provision contained in the Merger Agreement.
     61. The Individual Defendants have breached their duties of candor, loyalty, entire fairness, good faith, and care by not taking adequate measures to ensure that the interests of Superior’s public shareholders are properly protected from over-reaching by Nabors (through Diamond).
     62. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     63. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair compensation for Superior’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.
     64. Unless enjoined by this Court, the Individual Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the proposed transaction to the disadvantage of the public stockholders, without providing sufficient information to enable Superior’s public shareholders to decide to tender or not to tender their shares in the Tender Offer.

     65. The Individual Defendants have engaged in self-dealing, have not acted in good faith to Plaintiff and the other members of the Class, and have breached, and are breaching, fiduciary requirements to the members of the Class.
     66. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s (equitable) powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which these actions threaten to inflict.
COUNT IV
Claims Against Nabors and Diamond for Aiding and
Abetting the Individual Defendants’ Violation of
Section 14(e) of the Exchange Act and Breaches of Fiduciary Duties
     67. Plaintiff repeats and realleges each and every allegation set forth herein.
     68. The Individual Defendants violated Section 14(e) of the Exchange Act and breached their fiduciary duties to the Superior stockholders by the actions alleged above.
     69. Such violations of law and breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Nabors and Diamond, which, therefore, aided and abetted such breaches through entering into the proposed transaction between Superior and Nabors and Diamond.
     70. Defendant Nabors had knowledge that it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Superior stockholders.
     71. Defendants Nabors and Diamond rendered substantial assistance to the Individual Defendants in their violations of Section 14(e) of the Exchange Act and breaches of their fiduciary duties to Superior stockholders.

     72. As a result of Nabors’ and Diamond’s conduct of aiding and abetting the Individual Defendants, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.
     73. As a result of the unlawful actions of Defendants Nabors and Diamond, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Nabors and Diamond will continue to aid and abet the Individual Defendants’ violations and breaches of their fiduciary duties, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.
     74. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:
     A. Certifying this case as a class action, certifying Plaintiff as class representative and his counsel as class counsel;
     B. Declaring that the Defendants herein, and each of them, have violated, or aided and abetted Section 14(e) of the Exchange Act; preliminarily and permanently enjoining Defendants and all persons acting in concert with them, from proceeding with the vote and consummating or closing the proposed merger;

     C. Declaring that the conduct of the Individual Defendants in approving the proposed transaction are breaches of the Individual Defendants’ fiduciary duties;
     D. Preliminarily and permanently enjoining the Individual Defendants from placing their own interests ahead of the interests of the Company and its shareholders;
     E. Preliminarily and permanently enjoining the Individual Defendants from implementing any of the measures set forth above, including but not limited to the exercise of the Top-Up Option, restrictions on seeking bona-fide offers, and payment of the Termination Fee and reimbursement that would inhibit the Individual Defendants’ ability to maximize value for Superior shareholders;
     F. Awarding Plaintiff and the Class appropriate compensatory damages;
     G. Awarding Plaintiff the costs, expenses, and disbursements of this action, including attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and
     H. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND
Plaintiff demands a trial by jury.
Dated: August 25, 2010

RICHARD A. FINBERG

/s/ Richard A. Finberg

Attorney at Law
Pa. I.D. # 17282
300 Mt. Lebanon Blvd., Ste. 206-B
Pittsburgh, PA 15234
(412) 341-1342

JONES, GREGG, CREEHAN &
GERACE, LLP
David A. Borkovic (Pa. I.D. #23005)
411 Seventh Avenue, Suite 1200
Pittsburgh, PA 15219
(412) 261-6400

WEISS & LURIE
Joseph H. Weiss
Joshua M. Rubin
551 Fifth Avenue
New York, NY 10176
(212) 682-3025
(212) 682-3010 (Fax)

Counsel for Plaintiff